Adamis Pharmaceuticals Corp 8-K

Exhibit 2.1

[***]  Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is both not material and is the type that the Registrant treats as private or confidential.

Asset Purchase Agreement

This Asset Purchase Agreement (the “Agreement,” which term shall include the Exhibits hereto) is hereby entered into by and between:

Fagron Compounding Services, LLC d/b/a Fagron Sterile Services (FSS) with a principal place of business located at 8710 E 34th St. N., Wichita, KS 67226 (“Purchaser”)

and

US Compounding, Inc. with a principal place of business located at 1270 Jims Ln., Conway, AR 72032 (“USC”) and its owner, Adamis Pharmaceuticals Corporation, with a principal place of business located at 11682 El Camino Real, Suite 300, San Diego, CA 92130, referred to herein as the “Owner.”

Purchaser, USC and the Owner may be referred to collectively as the “Parties” or individually as a “Party.”

This Agreement is effective as of 7/30/2021 (the “Effective Date”).

WHEREAS, Purchaser and USC are both engaged in the compounding of pharmaceutical preparations (the “Business”) and USC intends to discontinue such Business (which, for the avoidance of doubt, shall not include USC’s veterinary business, as presently conducted and as proposed to be conducted (the “Remaining Business”)), except to the extent necessary to comply with its obligations pursuant to this Agreement and the Supply Agreement Addendum, attached hereto as Exhibit D (the “Supply Agreement Addendum”); and

WHEREAS, USC wishes to sell and transfer the Book of Business (as defined below), including the Business Knowledge in connection therewith, to the Purchaser and the Purchaser wishes to acquire the Book of Business, including the Business Knowledge (as defined below) in connection therewith, from USC on the terms stated herein.

NOW THEREFORE, in consideration for the mutual promises, terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

1.         Transfer of Book of Business and Business Knowledge.

1.1       For purposes of this Agreement, (a) the “Book of Business” shall be defined as all customer information belonging to USC or in USC’s control and possession at the time of the execution hereof and specifically related to those customers included in Exhibit C-1 (“New Customers”) or Exhibit C-2 (“Shared Customers” and, together with the New Customers, the “Customers”) hereto including, but not limited to, contact information, Customer ordering history, customer financial information, organization and prescriber information and all other information on products sold to Customers by USC including formulations and regulatory agency treatment of the same and (b) “Business Knowledge” is defined as USC’s know how, information and expertise regarding the Business including, but not limited to, formulations, clinical support knowledge and services, data from BUD and other studies, SOP/work instructions/process flows/instruction documents, information relating to Customers and other business relationships, to the extent any such information and expertise has been memorialized in writing by USC. For the avoidance of doubt, customer information pertaining to the Remaining Business shall not be included in the Book of Business or Business Knowledge.

1.2       Subject to and with the benefit of the terms and conditions set forth in this Agreement, USC shall sell, assign, transfer, convey and deliver to Purchaser its Book of Business and Business Knowledge, free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance, within five business days of the Effective Date, if such information and documents have not already been transferred on or prior to such date, in exchange for the Book of Business Purchase Price (as defined below). Subject to compliance with the terms and conditions of this Agreement, on and after the Effective Date, Purchaser shall have the right to take any other action not otherwise prohibited by law with respect to the Book of Business and no confidentiality agreements previously executed between the Parties shall restrict Purchaser’s use of the Book of Business for securing Customers for its products and or services. For the avoidance of doubt (a) Purchaser is not purchasing any liabilities of USC, expressly declines any such liabilities and makes no representations whatsoever as to any liabilities that USC may have, and (b) the sale of the Book of Business and Business Knowledge pursuant to this Agreement does not include the sale or transfer of any equipment, inventory, or other property, whether real or personal, tangible or intangible and whether or not used in the Book of Business, except as otherwise expressly provided herein.

1.3       USC shall deliver all documents and summaries of all data relating to the Book of Business and Business Knowledge, as well as any other documents and data required by law or reasonably requested by Purchaser that relates to the Book of Business and Business Knowledge, within five business days of the Effective Date of this Agreement if not delivered on or prior to such date, and shall retain copies thereof. If requested by Purchaser, all documents and data shall be transferred in native format or any other format reasonably requested.

1.4       For a period of 90 days following the Effective Date (the “Post-Closing Period”), USC (individually or through the Owner) shall, in compliance with applicable law (a) contact the Customers included in the Book of Business and inform them of the transfer of their accounts to Purchaser, and (b) make appropriate representatives available to answer questions relating to the Business or which may relate to the promotion of the Business and sales or servicing of the Book of Business.

1.5       In the performance of its covenants and agreements under this Agreement and the Supply Agreement Addendum, USC and Owner shall use commercially reasonable efforts to comply, in all material respects, with the applicable requirements of the compliance plan attached hereto as Exhibit A, which is subject to change from time to time (the “Compliance Plan”), and applicable law and regulation. If there is any inconsistency between the Compliance Plan and an applicable law or regulation, the Parties shall bring such discrepancy to each other’s attention and shall not take any action which violates any such applicable law or regulation. Each of USC and Owner shall ensure that any of their respective staff, representatives, and assigns performing work in connection with this Agreement or the Supply Agreement Addendum will review the Compliance Plan and execute the acknowledgement of the same contained at the end of the Compliance Plan prior to commencing work. Each of USC and Owner, as applicable, shall collect the signed acknowledgments from its staff, representatives, and assigns which may perform services pursuant to this Agreement or the Supply Agreement Addendum and remit the same to Purchaser. Each of USC and Owner shall ensure that none of its staff, representatives, and assigns perform work under this Agreement prior to reviewing and signing the acknowledgment of the Compliance Plan, shall promptly report to Purchaser any known or suspected violation of the Compliance Plan, and shall take appropriate action against staff, representatives, and assigns who materially violate the Compliance Plan pursuant to employment policies or other policies currently in effect at USC and/or Owner. For the avoidance of doubt, each of USC and Owner acknowledge and agree that (a) although the Compliance Plan purports to cover the actions of Fagron North America employees, the requirements and limitations on conduct therein shall apply to USC, Owner and their respective staff, representatives, and assigns performing work under this Agreement and (b) references to certain expenditures and potential reimbursements in the Compliance Plan should not be read as an authorization to make expenditures or that any such expenditure will be reimbursed. Except as expressly set forth in this Agreement or the Supply Agreement Addendum, Purchaser does not agree to reimburse any costs and expenses incurred by USC, Owner or their respective staff, representatives, or assigns. USC, Owner, and their respective staff, representatives, and assigns are not the employees of Purchaser and nothing herein shall be interpreted to establish an employee-employer relationship between Purchaser and USC, Owner or any of their respective staff, representatives, or assigns, unless a separate employment agreement is executed or other arrangement is entered into pursuant to which Purchaser specifically agrees to employ specific individuals. Nothing in this agreement shall obligate any employee of USC, other than Owner, to undertake any additional action on behalf of Purchaser that they are not obligated to take under their existing employment agreement with USC, unless an agreement directly between Purchaser and such employee is executed.

1.6       The aggregate consideration payable by the Purchaser for USC’s transfer of the Book of Business and Business Knowledge pursuant to Section 1.2 above shall be the sum of (a) an amount equal to $107,500, payable to Owner on the Effective Date by wire transfer of immediately available funds to an account designated by Owner prior to the Effective Date, and (b) the aggregate additional consideration calculated and paid to Owner by the Purchaser in accordance with the provisions of Exhibit B hereto (such sum, the “Book of Business Purchase Price”). The parties agree that the Book of Business Purchase Price is fair market value in an arm's-length transaction, consistent with the general market value of the subject transaction.

2.         USC and Owner’s Obligations.

2.1       USC and Owner shall, jointly and severally, indemnify and hold harmless Purchaser and its officers, directors, employees, agents, affiliates, insurers, consultants and attorneys (the “Purchaser Indemnified Parties”) from and against any and all losses incurred or suffered by the Purchaser Indemnified Parties arising or resulting from any (a) breach of this Agreement by USC and (b) third-party actions, claims, demands, suits, liabilities, losses, damages, obligations, judgments, settlements and costs related to any action or inaction by USC or its Owner prior to the Effective Date with respect to sales made to Customers identified in the Book of Business by USC. No indemnity or other liability shall arise under this Section to the extent that the losses incurred or suffered by the Purchaser Indemnified Parties were caused by the negligent acts or willful misconduct of the Purchaser Indemnified Parties.

2.2       Other than for the purposes of (a) fulfilling their respective obligations under this Agreement and the Supply Agreement Addendum, (b) financial, regulatory and securities law reporting obligations (as determined in good faith by USC, its Owner or their respective consultants or attorneys) and (c) disclosure in connection with any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process, as required in connection therewith, for the period beginning on the Effective Date and ending five (5) years from Effective Date (the “Restricted Period”), USC and Owner shall not share information related to the Book of Business or any portion thereof with any party other than Purchaser and the affiliates and representatives of USC and Owner that have a need to know such information, and shall hold its contents in confidence in accordance with industry standards and at least in the same manner that it handled such information prior to entering into this Agreement. For the avoidance of doubt, this Section 2.2 shall not apply to information that (i) is generally available to the public other than as a result of a disclosure by USC, Owner or their respective affiliates; or (ii) was received after the date of this Agreement from another person without any limitations on use or disclosure, but only to the extent that the recipient had no reason to believe that the other person was prohibited from using or disclosing the information by a contractual or fiduciary obligation.

2.3       During the Restricted Period, USC shall use commercially reasonable efforts to prevent its employees from dispersing the contents of the Book of Business to any other parties (other than Purchaser and the affiliates and representatives of USC and Owner that have a need to know such information), including periodically reminding employees and former employees of any outstanding confidentiality requirements, using commercially reasonable efforts to enforce existing non-compete agreements, trade secret laws and any other applicable theories of law as reasonably necessary, at USC’s sole expense where appropriate. During the Restricted Period, the Parties shall reasonably cooperate to protect the Book of Business from being disseminated to third parties in violation of this Agreement.

2.4       During the Restricted Period, if USC or Owner become aware of a breach of Sections 1.5, 2.2, 2.3 or 4, USC or Owner shall promptly inform Purchaser of any individuals known or suspected of sharing the contents of the Book of Business with any third party, the details of the information shared and the identities of the third party with which such information was shared.

2.5       USC and Owner hereby agree not to solicit Business from any Customers in the Book of Business during the Restricted Period. For the avoidance of doubt, employment by, ownership of, assistance to, contracting with, or in any other way supporting or working with an outsourcing facility registered pursuant to Section 503B of the Food Drug and Cosmetic Act with the intent to compete against Purchaser in the Business during the Restricted Period is a violation of this Agreement; provided, however, (a) the sale of equipment by USC or its affiliates, (b) the fulfillment by USC, Owner and their respective staff, representatives, and assigns of their respective duties under this Agreement or the Supply Agreement Addendum and (c) the passive ownership by USC or its affiliates of less than 5% of the outstanding stock of any publicly-traded corporation shall not be deemed to be a breach of this Section 2.5.

2.6       During the Restricted Period, USC and Owner shall use commercially reasonable efforts to obtain and deliver to Purchaser such consents as are reasonably requested by Purchaser and required to allow the assignment by USC to Purchaser of USC’s rights, title and interest in, to and under any Business contract with a customer included in the Book of Business. For the avoidance of doubt, Purchaser is under no obligation to assume any such contracts or any liabilities that may exist pursuant to such contracts. The failure to effectuate the assignment of one or more contracts shall not be considered a breach of this Agreement.

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2.7       Purchaser is aware of a certain investigation of USC’s activities by the Department of Justice. It is the understanding and belief of the Parties that the transaction contemplated in this Agreement shall not impact the investigation or in any way subject Purchaser to liability relating to the investigation. Should USC or Owner at any point become informed or reasonably conclude that this Agreement or the underlying transaction may become the subject of the investigation or any other similar investigation it shall promptly notify Purchaser of the same, unless required not to do so by applicable law or instruction of the investigating agency.

2.8       On or after the Effective Date, Purchaser may employ certain members of USC’s sales team that were employed by USC or its Affiliates and engaged in the Business prior to the Effective Date. USC shall not prevent such employment by Purchaser. During the Restricted Period, USC and Owner shall not intentionally interfere with the employee-employer relationship between Purchaser and such employees; provided, that a general solicitation through advertising or similar means, which is not specifically directed at such employees shall not be deemed, in and of itself, to constitute a breach of this Section 2.8. Any communications between the employees hired by Purchaser and USC or Owner which in any way relate to this Agreement shall go through Purchaser’s authorized personnel and USC and Owner shall only communicate with such employees regarding this Agreement to the extent authorized in writing by Purchaser. Purchaser shall exclusively compensate such employees during the time of their employment with Purchaser.

2.9       Owner shall assign two of its sales managers, [***] and [***] (the “Transition Team”), or such appropriate substitutes as may be designated, from time to time, by Owner in its reasonable discretion, to help with transition of the Book of Business during the Post-Closing Period. During the Post-Closing Period, the Transition Team will be tasked with helping transition the Book of Business and Business Knowledge to Purchaser and shall perform such duties in good faith. The Transition Team shall be employed by Owner at all times relevant to this Agreement and nothing herein shall be construed so as to create an employee-employer relationship between members of the Transition Team and Purchaser. During the Post-Closing Period, USC shall use commercially reasonable efforts, in compliance with applicable law, to portray Purchaser in a positive light and shall not intentionally make any statements or take any actions which would reasonably be expected to reflect negatively upon Purchaser; provided, however, that the foregoing shall not prevent USC from providing truthful testimony or information (a) in response to a subpoena, court order or valid request by a governmental authority, (b) in connection with any good faith dispute arising under this Agreement or the Supply Agreement Addendum or (c) as otherwise required by applicable law.

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3.         Purchaser’s Obligations.

3.1       Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its organization. Purchaser (a) has the requisite power and authority to enter into, and perform its obligations under, this Agreement and each other agreement delivered in connection herewith, and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement and each such other agreement delivered in connection herewith and (ii) the consummation of the purchase of the Book of Business and Business Knowledge and the other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith. This Agreement has been duly executed and delivered by Purchaser and is binding upon, and legally enforceable against, Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity. Purchaser shall pay to Owner the Book of Business Purchase Price, on the terms and subject to the conditions set forth herein.

3.2              Purchaser and its employees shall, at all times, act in compliance with all applicable Federal and state laws as well as the Compliance Plan.

3.3              Purchaser shall indemnify and hold harmless USC, its Owner and their respective officers, directors, employees, agents, affiliates, insurers, consultants and attorneys (the “USC Indemnified Parties”) from and against any and all losses incurred or suffered by the USC Indemnified Parties arising or resulting from any (a) breach of this Agreement by Purchaser or (b) third-party actions, claims, demands, suits, liabilities, losses, damages, obligations, judgments, settlements and costs related to any action or inaction by Purchaser (i) on or after the Effective Date with respect to sales made to New Customers identified in the Book of Business and (ii) with respect to sales made to Shared Customers identified in the Book of Business by Purchaser. No indemnity or other liability shall arise under this Section to the extent that the losses incurred or suffered by the USC Indemnified Parties were caused by the negligent acts or willful misconduct of the USC Indemnified Parties. For the avoidance of doubt, Purchaser shall have no liability relating to or arising from the distribution of any products by USC pursuant to this Agreement or the Supply Agreement Addendum, including relating to the manufacturing process or for claims related to the products, including, but not limited to, products liability claims.

3.4       The Parties acknowledge and agree that they have used commercially reasonable efforts to evaluate the New Customers and Shared Customers to be included in the Book of Business; provided, however, that should either Party, in good faith, determine an error with respect to such determination, they shall promptly report the same to the other Party and the Parties shall negotiate, in good faith, to update the list as appropriate. An inadvertent error shall be reconciled in favor of accuracy, as supported by the business records of the Parties.

3.5       Purchaser shall, at all times during the Payment Period, maintain the Book of Business and use commercially reasonable efforts to maximize the Book of Business Purchase Price, including by using commercially reasonable efforts to collect all amounts outstanding related to sales of products or services made to Customers included in the Book of Business during the Payment Term. Nothing herein shall be construed so as to require a minimum payment to Owner pursuant to this Agreement or for Purchaser to materially alter its business operations in any way. USC and Owner understand and acknowledge the risk that certain Book of Business Customers will not purchase products from Purchaser after the Effective Date, that Purchaser may, in good faith, decide not to change its product mix from those products offered by Purchaser as of the Effective Date and that Purchaser may decide not to carry all products carried by USC prior to the Effective Date. At all times during the Payment Term, Purchaser shall operate its business consistent with applicable legal and regulatory requirements and sound business practices.

3.6       Purchaser may employ certain members of USC’s sales team after the Effective Date. Purchaser is under no requirement to employ any specific employee and will make decisions related to employment and management of its employees in its sole discretion. Failure to employ any specific individual shall not be a breach of this Agreement. Purchaser is free to set the terms and conditions of employment with its employees and shall have no obligations with respect to Owner, USC or any other third party with respect to the same, except as required by law.

3.7       During the Post-Closing Period, Purchaser shall use commercially reasonable efforts, in compliance with applicable law, to portray USC and Owner in a positive light and shall not intentionally make any statements or take any actions which would reasonably be expected to reflect negatively upon USC or Owner; provided, however, that the foregoing shall not prevent Purchaser from providing truthful testimony or information (a) in response to a subpoena, court order or valid request by a governmental authority, (b) in connection with any good faith dispute arising under this Agreement or the Supply Agreement Addendum or (c) as otherwise required by applicable law.

4.         Confidentiality.

The Parties acknowledge a Confidential Disclosure Agreement was executed between Owner and Purchaser’s parent company, Fagron Holding USA, LLC, on or about May 5, 2021 (the “NDA”) and it is acknowledged and agreed that the terms of the NDA fully apply to the Owner and Purchaser as if they were direct parties to the NDA. The Parties acknowledge that nothing herein, nor termination of this Agreement, shall have any impact on the obligations under the NDA and that the confidentiality requirements set forth in the NDA shall apply to this Agreement. In the event of any conflict between the terms of this Agreement and the NDA, the terms of this Agreement shall prevail. Subject to Section 2.2 of this Agreement, the Parties further agree that upon the Effective Date, the Book of Business shall be considered Confidential Information of the Purchaser as that term is defined in the NDA.

5.         Compliance with Law.

In addition to all requirements to comply with law, whether expressly stated or implied, the Parties agree that should any portion of this agreement be reasonably deemed in violation of any applicable law, the Parties shall work together in good faith to amend this Agreement in a manner that will comply with applicable law and maintain the main requirements of the Agreement to the extent possible. Furthermore, the Parties agree that they will reasonably cooperate with each other and carry out such further actions as may be necessary to give effect to the intent of this Agreement to the full extent permissible in law and will act in the utmost good faith in not seeking to frustrate, circumvent or diminish the intent and effect of this Agreement. Should Purchaser, on advice of outside counsel, reasonably determine that sales to Customers in the Book of Business or payments to Owner on account of such sales violate any applicable law, Purchaser may temporarily suspend making such payments to Owner for the effected Customers until such time as the Parties can investigate and, if possible, restructure the payment arrangement in a manner that will comply with applicable law.

In the event of a dispute arising out of or in connection with the determination made by the Purchaser pursuant to the preceding paragraph, the Parties agree that the Purchaser Executive Officer and the Owner Executive Officer shall promptly meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute in good faith. All reasonable requests for information made by one Party to another shall be honored. All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If such Executive Officers cannot resolve such dispute within fourteen (14) days after such meeting, then each Party reserves its right to any and all remedies available under law or equity with respect to such dispute.

6.         Governing Law and Interpretation.

This Agreement shall be governed in accordance with the laws of the State of Delaware, except with regard to its conflict of law provisions and the Parties subject themselves to the jurisdiction of the state and federal courts located in New Castle County, Delaware. Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. THE PARTIES HEREBY WAIVE THE RIGHT TO A JURY TRIAL WITH REGARD TO ANY DISPUTE RELATING TO OR ARISING FROM THIS AGREEMENT.

7.         Waiver.

No waiver by a Party of any breach of this Agreement shall be construed to be a waiver of any subsequent breach of any provision of the Agreement.

8.         Assignment.

This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective legal representatives, successors and assigns. The Parties may not assign this Agreement without the prior written consent of the other and any attempt to do so without the express written consent of the other shall be null and void, except in the case of Purchaser which can assign this agreement in the case of sale of a Party in full or merger.

9.         Entire Agreement.

This Agreement supersedes any prior agreements relating to the subject matter of this Agreement, is the entire agreement between the parties with respect to such subject matter, except the NDA and Supply Agreement Addendum, as referenced herein, and may not be modified without the express written approval of both parties.

10.       No Strict Construction.

The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any of the provisions of this Agreement.

11.       Notice.

Whenever written notice is required or permitted to be given by one party to the other under this Agreement, it shall be deemed to be sufficiently given when sent via (a) common carrier with verifiable tracking evidencing delivery or (b) electronic mail if such transmission occurs on a business day before 5:00 p.m. Pacific Time, or the next succeeding business day if such transmission occurs at any other time, in each case using the names and addresses for each party as shown at the outset of the Agreement. Either party may change the address for notice by written notice in accordance with this paragraph.

12.       Audit and Verification.

Purchaser shall supply to Owner its calculations of all payments to be made in accordance with this Agreement and upon request from Owner will provide all such documentation and other records necessary to verify calculations of the Book of Business Purchase Price and, upon reasonable notice and during normal business hours, shall allow Owner to carry out an independent audit of Purchaser’s books and records with respect to compliance with all matters in this Agreement. The right to independent audit shall survive termination and expiration of this Agreement and remain after the termination or expiry of this Agreement insofar as reasonably necessary to implement or verify compliance with the provisions hereof. To that end, USC, Owner and their respective representatives shall have the right to inspect and audit Purchaser’s books and records, upon reasonable prior notice and solely for purposes relating to amounts due, or potentially due, to Owner under the terms of Exhibit B hereto. Should a third party be used in connection with an audit, such third party shall enter into a non-disclosure agreement to the reasonable satisfaction of Purchaser.

IN WITNESS WHEREOF, the parties, by their duly authorized officers whose signatures appear below, have executed this Agreement effective as of the date first set forth above.

Fagron Compounding Services, LLC d/b/a Fagron Sterile Services

By	:	/s/ Andrew Pulido

Name	:	Andrew Pulido
Title	:	President NA
Date	:	July 30, 2021

US Compounding, Inc.

By	:	/s/ Dennis J. Carlo

Name	:	Dennis J. Carlo
Title	:	President and CEO
Date	:	July 30, 2021

Adamis Pharmaceuticals Corporation

By	:	/s/ Dennis J. Carlo

Name	:	Dennis J. Carlo
Title	:	President and CEO
Date	:	July 30, 2021

Exhibit B

Deferred Book of Business Purchase Price

1.                  Purchaser shall pay to Owner, in cash (the “Deferred Book of Business Purchase Price”):

a.                      for any sales of products or services made to [***] included in the Book of Business and [***] during the Payment Term, an amount equal to two (2.0) times the amount actually collected by Purchaser or its affiliates during the Collection Term on such sales; and

b.                     for any sales of products or services made to [***] included in the Book of Business and [***] during the Payment Term, an amount equal to the multiple set forth opposite such Customer’s name [***], multiplied by the amount actually collected by Purchaser or its affiliates during the Collection Term. The multiples set forth [***] are intended to reflect the percentage of total sales made by USC to [***] during the year prior to the Effective Date, multiplied by two (2.0). Should it be reasonably determined by any of the Parties that the multiples are inaccurate in any way, USC and Purchaser shall confer in good faith to adjust the multiple to the correct amount.

c.                      The “Payment Term” shall commence on Effective Date and end on the one-year anniversary of the Effective Date. The “Collection Term” shall commence on the Effective Date and shall end three months following the end of the Payment Term.

2.                  On or before the 15th calendar day of each month, commencing the first calendar month after the Effective Date and ending the first calendar month after the end of the Collection Term, Purchaser shall provide Owner with a certificate setting forth its calculation of the Deferred Book of Business Purchase Price for the previous month (the “Payment Certificate”), certified by the Vice President, Finance of Fagron North America or his designee to be a good faith calculation of the Deferred Book of Business Purchase Price for such calendar month. The Payment Certificate for each calendar month shall be accompanied by any documents reasonably necessary to support such calculation and a corporate check for immediately available funds in an amount equal to the Deferred Book of Business Purchase Price for such month. By way of example, on or before February 15, 2022, Purchaser shall pay to Owner an aggregate amount equal to the amount actually collected by Purchaser or its affiliates during January 2022 for sales of products or services made to [***] included in the Book of Business, multiplied by the appropriate multiples, as set forth in Section 1 above, from the Effective Date through January 31, 2022. To the extent that, as of the expiration of the Collection Term, any amounts remain outstanding for sales of products or services made to [***] included in the Book of Business during the Payment Term, Purchaser shall promptly assign such receivables to Owner.

3.                  Purchaser shall make available to Owner copies of all work papers, documents, receipts, invoices and other materials and grant Owner such reasonable access to Purchaser’s personnel during regular business hours as may be necessary or reasonably requested by Owner in its review of any Payment Certifiate or in connection with any dispute or disagreement relating to the determination of the Deferred Book of Business Purchase Price for any month.

4.                  To the extent that Purchaser reasonbly determines that regulatory or other issues call for a transition of product preparation (with respect to a product sold to Customers included in the Book of Business on or after the Effective Date) from [***] to [***] to one or more Customers, Purchaser may transition to selling [***]. With respect to [***], the calculation of the Deferred Book of Business Purchase Price shall follow the provisions of Sections 1 through 3 of this Exhibit B except that Purchaser shall pay half (1/2) of the amount otherwise called for in connection with sales of [***] as described in Sections 1 through 3.